UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

19 September 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

19 September 2019

Diageo issues trading commentary ahead of AGM 2019

Ivan Menezes, Chief Executive, commented:

"Fiscal 20 has started well as we continue to build on the momentum and consistent progress we are making in the execution of our strategy. Our focus remains on delivering quality sustainable growth. This is supported by a culture of everyday efficiency that enables us to invest smartly in marketing and growth initiatives while expanding margins.

Based on the current environment, we continue to expect fiscal 20 organic net sales growth to be toward the mid-point of the 4% to 6% range and organic operating profit growing roughly one percentage point ahead of organic net sales. This is consistent with what we are targeting over the medium-term. Due to a strong prior year comparable, for the first half we expect organic operating profit growth to be in-line with or slightly behind organic net sales growth. However, we would not be immune from significant changes to global trade policy and continue to monitor this closely."

ENDS

Enquiries
Media Relations: Jessica Rouleau	+44 (0)7925 642561 press@diageo.com

Investor Relations: Andrew Ryan	+44 (0)20 8978 6504 investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories.  These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking' statements.  These statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, and can be statements made about Diageo's strategy, trends in results of operations, margins, growth rates and growth rate objectives; estimates of Diageo's cash flows, effective interest and/or tax rates, cost savings, results of hedging instruments, cash contributions to post-employment plans, exchange rate impacts, dividend policies and other shareholder return objectives, executive compensation levels and outcomes of litigation, as well as the impact of new accounting policies on Diageo's consolidated results and financial position.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside of Diageo's control.  These factors include, but are not limited to, economic, political, social or other developments (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories); the negotiating process surrounding, as well as the eventual terms of, the UK's exit from the European Union; changes in consumer preferences and tastes; litigation and similar proceedings; changes in domestic and international tax environment; the impact of climate change or legal, regulatory or market measures intended to address climate change; changes in the cost of production; legal and regulatory developments, as well as any failure to comply with existing laws and regulations; contamination, counterfeiting or other circumstances that harm the level of customer support for Diageo's brands and/or damage Diageo's image and reputation; increased competitive and pricing pressures; any disruption to production facilities, business services centres or information systems, including as a result of cyber-attacks; Diageo's ability to execute and derive the expected benefits from its strategies; increased costs for talent and/or labour strikes or disputes; fluctuations in exchange and/or interest rates; movements in the value of assets and liabilities related to Diageo's pension plans; Diageo's ability to renew existing agreements; and/or any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' included in Diageo's annual report for the year ended 30 June 2019.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Other than in accordance with its legal and regulatory obligations, Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  The reader should, however, consult any additional disclosures that Diageo may made in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC).  All readers, wherever located, should take note of these disclosures.

All rights are reserved in relation to any reference in this document to names of Diageo's products which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. © Diageo plc 2019.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 19 September 2019

By:___/s/James Edmunds

James Edmunds
Deputy Company Secretary